AB 3/12

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30511

*KH 3/10

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Revere Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 East 52nd Street
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William F. Moreno 212-688-2156
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosen Seymour Shapss Martin & Company LLP
(Name – *if individual, state last, first, middle name*)

757 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11019429

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/17

OATH OR AFFIRMATION

I, William F. Moreno, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Revere Securities Corp., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JEROME CROWN
Notary Public, State of New York
No. 01CR5084272
Qualified in New York County
Commission Expires September 2, 2013

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REVERE SECURITIES CORP.

FINANCIAL STATEMENT

Year Ended December 31, 2010

AND
INDEPENDENT AUDITORS' REPORT

INDEX TO FINANCIAL STATEMENT

December 31, 2010

Page

ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP
Certified Public Accountants & Profitability Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Revere Securities Corp.:

We have audited the accompanying statement of financial condition of Revere Securities Corp. as of December 31, 2010 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Revere Securities Corp. as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Rosen Seymour Shapss Martin & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 25, 2011

757 THIRD AVENUE, NEW YORK, NY 10017-2049 ❖ TEL. (212) 303-1800 ❖ FAX (212) 755-5600 ❖ www.rssmcpa.com

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

Assets	
Cash and cash equivalents	$ 271,841
Receivable from clearing broker	138,723
Other receivables	38,420
Loans receivable (Note 3)	225,000
Deposit account with clearing broker	125,463
Furniture and equipment, net of accumulated depreciation (Note 4)	46,940
Deferred income taxes, net of allowance (Note 8)	74,000
Prepaid expenses and other assets	40,828
Total assets	$ 961,215
Liabilities and Stockholders' Equity	
Liabilities:	
Accounts payable, accrued expenses and other liabilities	$ 28,405
Commissions payable	195,524
Due to parent (Note 5)	9,111
Total liabilities	233,040
Commitments and contingencies (Note 10)	
Stockholders' equity:	
Common stock (Note 6)	10
Additional paid-in capital	1,099,454
Deficit	(371,289)
Total stockholders' equity	728,175
Total liabilities and stockholders' equity	$ 961,215

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

Revere Securities Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA"). The Company is organized in Florida and has offices in Boca Raton, Boston, and New York City. Revere Capital Advisors LLC (the "parent") is the majority stockholder in the Company.

The Company executes principal and agency transactions in listed and over-the-counter securities and engages in investment advisory services throughout the United States of America. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. The Company does not carry securities accounts for its customers nor does it provide custodial functions related to those securities and claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the rule.

In addition, the Company earns commissions on negotiating the sale of annuity contracts.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. The Company places its cash with high credit quality financial institutions, which at times may be in excess of FDIC insurance limits. At December 31, 2010, the Company's uninsured cash balances totaled $37,485.

Furniture and Equipment

The Company depreciates furniture and equipment using straight-line methods over the estimated useful lives of the assets. Expenditures which do not extend the useful lives of the related assets are expensed as incurred.

Income Taxes

The Company is subject to U.S. federal and various state and local tax jurisdictions.

FASB ASC 740-10, which is effective for annual financial statements beginning after December 15, 2008, clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. As of December 31, 2010, management has determined that it has no uncertain tax positions that require either recognition or disclosure in the financial statement.

The Company's income tax returns for years 2006 through 2009 are subject to examination by federal, state and local income tax authorities.

3. **Loans Receivable**

The Company has advanced monies to certain employees as an incentive. The unsecured loans are non-interest bearing and have no specific repayment terms. The loans will be forgiven and included as compensation once the employees meet the length of service requirement set for them by the Company. The balance of loans receivable at December 31, 2010 was $225,000.

4. **Furniture and Equipment**

Furniture and equipment consists of:

	Estimated Useful Life – Years	
Furniture	7	$ 30,850
Equipment	5	28,377
		59,227
Less accumulated depreciation		12,287
		$ 46,940

5. Due to Parent

The parent has advanced loans to the Company for operational expenses. The unsecured loans are noninterest bearing and have no specific repayment terms.

6. Common Stock

The Company is authorized to issue common shares. As of December 31, 2010, there are three classes of stock as follows:

		Number of Shares		
Class	Par Value	Authorized	Issued	Outstanding
A	.01	10,000	1,000	1,000
B	No par value	500	34	34
C	No par value	200	None	None

Class A shares carry the right to vote on any matter and participate in all dividends payments, exclusive of any other class of shares, until each holder of Class A shares receives a dividend equal to the amount of his or her initial capital contribution to the Company.

Vested Class B shares carry the right to vote on any matter but may not be transferred unless agreed to pursuant to the terms of a stockholder's agreement. Holders of vested Class B shares are entitled to share in dividend payments on equal footing with Class A shares but only after distribution or liquidation preference payments are made to holders of Class A shares.

Class C shares carry no right to vote on any matter, may not be transferred and do not share in regular dividend payments. Holders of Class C shares are entitled to participate in a distribution payment with other stockholders only upon a sale of either all of the issued and outstanding shares of the Company or all or substantially all of the assets of the Company.

7. Employee Benefit Plan

The Company maintains a 401(k) deferred compensation plan covering all eligible employees who elect to participate in the plan. Participating employees contribute a percentage of their compensation, as defined, into the plan, which is limited to an amount allowable under the Internal Revenue Code. The Company, at its discretion, may also make matching contributions, and discretionary profit sharing contributions.

8. Income Taxes

The Company has net operating loss carryforwards totaling approximately $175,000, expiring through 2030. An estimated $125,000 of these carryforwards will be limited to approximately $14,000 per year due to a change in the majority ownership of the Company during 2009. If the annual limitation is not used in the current year it is accumulated and available for future years.

Realization of the tax benefits from net operating losses is dependent on generating sufficient income in the future to utilize them. Management believes that it is more likely than not that the remaining deferred tax asset will be utilized and therefore has reversed the allowance of $150,000 which was recorded at December 31, 2009.

9. Related Parties

The Company subleases office space in New York City from its parent company on a month-to-month basis at $7,612 a month. The effective date of the agreement is January 1, 2010.

In addition, the parent has paid for expenses and provided operational funding for the Company from time to time which amounted to $319,346 for 2010. All such funding has been recorded as additional paid-in capital.

The parent provides advisory services to the Company for which the Company was charged an agreed upon fee.

10. Commitments and Contingencies

Operating Lease

The Company is obligated under an operating lease for office space in Florida which expires on March 31, 2012. The Company is also obligated under an operating lease for office space in Boston which expires on March 30, 2012.

Future minimum lease payments at December 31, 2010 are as follows:

Year Ending December 31,	Minimum Lease Payment
2011	$ 101,070
2012	25,350
	$ 126,420

Legal Matters

The Company is involved in an arbitration involving allegations against a former employee of its predecessor Company. While arbitration is subject to many uncertainties, and the ultimate resolution, range of loss, and impact on operating results and financial condition cannot be estimated, management believes, based upon its understanding of the facts and circumstances of the matter in consultation with defense counsel, that it has a meritorious defense involving the arbitration and intends to defend that matter vigorously. In management's opinion, the outcome of the arbitration will not have a material effect on the Company's financial statements.

11. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1).

At December 31, 2010, the Company had net capital of $333,517 which was $317,983 in excess of its required net capital of $15,534. The Company's aggregate indebtedness to net capital ratio was .70 to 1.

12. Subsequent Events

The Company has evaluated its subsequent events through February 25, 2011, the date that the accompanying financial statement was available to be issued. The Company has no material subsequent events requiring disclosure.

13. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company's transactions are cleared by another broker-dealer in securities pursuant to a clearance agreement. Although the Company clears its transactions through another broker-dealer in securities, the Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices. At December 31, 2010, substantially all of the securities owned and the amounts due from brokers reflected in the statement of financial condition are positions held at and amounts due from one clearing broker, a large financial institution. The Company is subject to credit risk should this broker be unable to fulfill its obligations.